EXHIBIT 4.9

NOKIA                                                                   1(4)

                                                 March 30, 2006



TERMS AND CONDITIONS OF THE NOKIA AUXILIARY STOCK OPTION PLAN 2006



1. Eligible employees

The Board of Directors of Nokia (the "Board") or its Personnel Committee (the "Personnel Committee"), or their assignee, shall approve the grants (the "Grant" or "Grants") under the Nokia Auxiliary Stock Option Plan 2006 (the "Plan") to eligible employees within Nokia Group (the "Participants"), in accordance with either

         a) Nokia's Global Grant guidelines or

         b) a specific grant nomination or specific guidelines applicable to an acquisition or acquisitions, as approved by the Board, Personnel Committee or its assignee.

2. Grant of Stock Options

Under this Plan Nokia Corporation or any of the companies within Nokia Group ("Nokia") may issue to the Participants stock options (the "Stock Options") entitling the holder to the purchase of one Nokia American Depositary Share (the "ADS") evidenced by an American Depositary Receipt (the "ADR") for one Stock Option at the price determined under paragraph 6 below (the "Exercise Price").

The number of Stock Options granted to each Participant shall be communicated to him/her by Nokia individually, either in the relevant grant agreement entered into between Nokia and the Participant (the "Grant Agreement") or by other means, as determined by Nokia. The Stock Options will be issued free of charge, unless otherwise indicated in the Grant Agreement.

3. Administration

The Plan shall be administered on behalf of Nokia by the Board, the Personnel Committee, or its assignee, as determined by the Board. Nokia has the right to approve such rules and procedures and take such other measures, as it shall deem necessary or appropriate for the administration of the Plan. Nokia shall also have the authority to interpret and amend these Terms and Conditions of the Plan ("Plan Rules"), as applicable. Such a resolution may also affect the Grants then outstanding, but not vested.

Nokia has the right to determine the practical manner of administration of the Plan, including the acquiring, issuance, sale, and transfer of the shares necessary to complete the Grant or the settlement of a Grant to the Participant.

In the Grant Agreement, the Participant may be required to give Nokia such authorizations and consents, as Nokia deems necessary in order to administer the Plan. The fulfilment of such requirements and the compliance by the Participant with such instructions by Nokia forms a precondition of a valid grant.

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NOKIA                                                                   2(4)

                                                 March 30, 2006


The grant of Stock Options by Nokia to some Participants may be limited and/or subject to additional terms and conditions due to laws and other regulations outside Finland. Nokia has the right to transfer globally within Nokia and/or to an agent of Nokia any of the personal data required for the administration of the Plan and the settlement of the Grants. The data shall be administered and processed by Nokia or any other person, agent or entity designated in the future. The Participant is entitled to request access to data referring to the Participant's person, held by Nokia or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Group Legal department in Espoo, Finland.

4. Non-Transferability

The Stock Options are non-transferable to a third party by the Participant and may only be exercised by the Participant.

A Stock Option that is cancelled, forfeited, or otherwise terminated for any reason prior to exercise, shall not become available for grant.

5. Exercise Price

The exercise price of the Stock Options (the "Exercise Price") or the grounds for the determination of the Exercise Price shall be determined by the Board, the Personnel Committee, or its assignee. The Exercise Price of the Stock Options granted to a Participant shall be indicated in the Grant Agreement.

6. Exercise Period and Expiry Date

The exercise period of the Stock Options (the "Exercise Period") will be annually between January 2, and December 31 until the date of their expiry. The granted Stock Options will expire at the close of the fifth calendar year following the grant date for the Stock Options, unless otherwise indicated in the Grant Agreement.

However, notwithstanding the above, the Exercise Period will commence no earlier than as of the day when the relevant Stock Options have vested, as determined under paragraph 8 below.

Nokia has the right to limit the exercise windows available for the Participants with the Stock Options due to any administrative or legal reasons, including service limitations of the stock plan administrator, stock exchange trading in Nokia ADR's or the underlying Nokia shares, or other reasonable cause.

The Stock Options will expire as of the day indicated in the Grant Agreement. Notwithstanding this, the Participant will forfeit the Stock Options according to the applicable Nokia policies, including situations of changes in employment as described under paragraph 10 below, unless indicated otherwise in the Grant Agreement.

7. Vesting Schedule

Unless otherwise indicated in the Grant Agreement, the Stock Options will vest over four years according to the following staggered schedule: the first 25% of the

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NOKIA                                                                   3(4)

                                                 March 30, 2006

granted Stock Options will vest as of the first day of the calendar quarter immediately following 12 months after the grant date of the Stock Options. Subsequently, an additional 6.25% of the total Grant will vest as of the first calendar day of each quarter.

In the case of a voluntary and/or statutory leave of absence of the Participant, the vesting schedule may be affected as defined under paragraph 10 below.

8. Exercise Process

The Participant shall submit the exercise orders and pay the Exercise Price of the Stock Options according to the instructions given by Nokia or its designated stock plan administrator.

9. Rights of Holders of Stock Options in certain corporate actions affecting shares of Nokia Corporation or Nokia ADR's

Nokia will determine how a corporate action affecting the Nokia shares, ADS's or ADR's will affect the Stock Options granted under the Plan. Such corporate actions may include share splits or reverse splits, public offerings or other relevant events.

The Stock Options will not incur any shareholders rights pertaining to the ADR's nor the underlying Nokia shares or ADS's, until such moment in time and provided that the Stock Option has been exercised and the resulting Nokia Share or ADS has been recorded to be validly held by the Participant.

10. Changes in Employment and Leaves of Absence

If the employment of the Participant with Nokia terminates for any reason other than retirement or permanent disability (these events to be defined by Nokia at its discretion), or death, Nokia is entitled to cancel without consideration all of the unvested Stock Options of such Participant as of the day of termination of the employment of such Participant with Nokia, unless otherwise indicated in the Grant Agreement.

In addition, Nokia has the right to cancel without consideration those vested Stock Options as of the last day of the Participant's employment that have not been exercised on such date.

In the case of a Participant's leave of absence (voluntary or involuntary), the length of which exceeds the threshold length determined for that type of leave in the applicable Nokia HR policy at the time of the Grant, Nokia has the right to defer the vesting of the Stock Options to an equivalent extent from the scheduled vesting date of the Stock Options.

11. Taxes and other Obligations

Pursuant to applicable laws, Nokia is or may be required to collect withholding taxes, social security charges or fulfil employment related and other obligations. Nokia shall have the right to determine how such collection, withholding or other measures will be arranged or carried out.

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NOKIA                                                                   4(4)

                                                 March 30, 2006

The Participants are personally responsible for any taxes and social security charges associated with the Stock Options. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country after receiving the Grant. The Participants are advised to consult their own financial and tax advisors (at their own expense) in connection with the grant of Stock Options in order to verify their tax position.

12. Breach of the Plan Rules

The Participant shall comply with the Plan Rules, as well as any instructions given by Nokia regarding the Plan from time to time. If the Participant breaches the Plan Rules, any applicable laws and/or any instructions given by Nokia regarding the Plan, Nokia may at its discretion, at any time prior to vesting, rescind the Grant of a Participant, who is in breach.

13. Communication

Any information related to the Grant or the Plan, which is posted on the Nokia Equity Programs intranet website, is deemed to have reached the Participants as of the date of entry of the information on the intranet.

Furthermore, Nokia has the right to send notices, instructions and other Grant-related communication to the Participants either electronically (by e-mail), by post or in any other manner, as determined by Nokia.

14. Effectivity of the Plan

The Plan shall become effective pursuant to the approval by the Board, Personnel Committee, or its assignee.

15. Governing Law and Settlement of Disputes

These terms and conditions are governed by the laws of Finland. Disputes arising out of the Stock Options will be settled by arbitration in Helsinki, Finland in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce, using one arbitrator.